UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Issuance of Class B Ordinary Shares

On November 7, 2025, AIFU Inc. (“AIFU” or the “Company”) entered into a share subscription agreement (the “Agreement”) with Expansion Group Ltd. (“Expansion”). Pursuant to the Agreement, the Company agreed to issue to Expansion 5,000,000 Class B ordinary shares (the “Subscription Shares”, each “a Subscription Share”), at a price of US$0.4 per Subscription Share, for a total consideration of US$2,000,000. The gross proceeds to the Company from such transaction will be used for general working capital purposes.

With approval from the board of directors of the Company, the Subscription Shares are expected to be issued by the end of December 2025 (“Issuance”), Subject to satisfaction of customary closing conditions. Following the Issuance, Expansion will beneficially own 250 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company, representing 23.96% of the total issued and outstanding ordinary shares of the Company, and 65.50% of the aggregate voting power of the Company.

The Class B Ordinary Shares are distinguished by the following rights and restrictions:

Voting Right: Each holder of Class A Ordinary Shares is entitled to one vote for each Class A Ordinary Share he or she holds, while each holder of Class B Ordinary Shares is entitled to one hundred (100) votes for each Class B Ordinary Share he or she holds on any and all matters submitted for a vote.

Conversion: Each Class B Ordinary Share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by two-thirds of the Board of Directors. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares under any circumstances.

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment with the Company; (ii) if the holder is a Director, upon their resignation or removal from the Board of Directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a Director, Senior Management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

Limitations on Economic Rights and Transferability: Each Class B Ordinary Share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B Ordinary Share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

The Form of Share Subscription Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Share Subscription Agreements, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit Number	Desciption
10.1	Form of Share Subscription Agreement made between AIFU Inc. and Expansion Group Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: November 13, 2025

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